Exhibit (a)(5)(C)

Press Release

Contacts:

Ronald W. Guire, Exec. Vice President, Chief Financial Officer

Thomas R. Melendrez, Sr. Vice President, Secretary

(510) 668-7000

Jamie S. Moser, Director, Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

EXAR CORPORATION ANNOUNCES FINAL RESULTS OF ITS

MODIFIED DUTCH AUCTION SELF TENDER OFFER

Fremont, California, August 30, 2005 – Exar Corporation (NASDAQ: EXAR), a leading provider of high-performance, mixed-signal silicon solutions for the worldwide communications infrastructure, announced the final results of its modified Dutch Auction self tender offer, which expired on Tuesday, August 23, 2005 at 5:00 p.m. New York City time.

Exar has accepted for payment 7,500,000 shares of its common stock at a purchase price of $16.00 per share, resulting in aggregate payments of $120 million. Exar has been informed by the depositary for the tender offer that the final proration factor for the tender offer is 79.568598%. The “odd lot” shares properly tendered and not withdrawn at or below the $16.00 purchase price will not be subject to proration.

Based on the final count by the depositary for the tender offer (and excluding conditional tenders which were not accepted due to the specified condition not being satisfied), an aggregate of 9,424,989 shares were properly tendered and not withdrawn at or below the purchase price of $16.00 per share. The 7,500,000 shares to be purchased are comprised of the 7,058,823 shares Exar offered to purchase and 441,177 shares to be purchased pursuant to Exar’s right to purchase up to an additional 2% of its outstanding shares without extending the tender offer.

All shares tendered at prices between $16.25 and $17.00 per share will be returned promptly to shareholders by the depositary. In addition, based on the final count, 2,186,629 of the shares (including 261,640 shares subject to conditional offers which were not accepted due to the specified condition not being satisfied) tendered at a purchase price of $16.00 or below will be returned promptly to shareholders by the depositary as a result of proration.

The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, Exar now has approximately 35,115,523 shares of common stock outstanding.

SG Cowen & Co., LLC is acting as financial advisor and Georgeson Shareholder Communications, Inc. is acting as information agent for the offer. For questions and information,

Exar’s stockholders may call the information agent toll free at 866-346-1016 (banks and brokers may call 212-440-9800).

About Exar

Exar Corporation designs, develops and markets high-performance, analog and mixed-signal silicon solutions for the worldwide communications infrastructure. Leveraging its industry-proven analog design expertise, system-level knowledge and standard CMOS process technologies, the Company provides OEMs innovative, highly-integrated ICs that facilitate the transport and aggregation of signals in access, metro and wide area networks. The Company’s physical layer silicon solutions address transmission standards such as T/E carrier, ATM and SONET. The Company also provides one of the industry’s most comprehensive families of serial communications solutions. Within this product offering, the low voltage and multi-channel universal asynchronous receiver transmitters are particularly well suited to support high data rate and increasing data transfer efficiency requirements for various industrial, telecom and computer server applications. In addition, the Company offers a portfolio of clock generation and clock distribution devices for a wide range of communications systems. The Company is based in Fremont, CA, had fiscal 2005 revenues of $57.4 million, and employs approximately 275 people worldwide. For more information about the Company visit: http://www.exar.com.